           SUPPLEMENT TO THE OFFER TO PURCHASE DATED OCTOBER 2, 2001

                                  RELATING TO

             ALL OF THE OUTSTANDING SHARES OF CLASS A COMMON STOCK

                                       OF

                       PRODIGY COMMUNICATIONS CORPORATION

                         AT AN INCREASED CASH PRICE OF

                              $6.60 NET PER SHARE

                                       BY

                       SBC INTERNET COMMUNICATIONS, INC.

                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                            SBC COMMUNICATIONS INC.

             THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
       12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 1, 2001,
                          WHICH DATE MAY BE EXTENDED.

     A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF PRODIGY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT EACH OF THE AMENDED OFFER AND THE MERGER IS FAIR TO PRODIGY AND ITS STOCKHOLDERS (OTHER THAN THE SBC COMPANIES (AS DEFINED IN THE MERGER AGREEMENT)), AND PRODIGY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     THE AMENDED OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES OF CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF PRODIGY COMMUNICATIONS CORPORATION WHICH, EXCLUDING THE SHARES BENEFICIALLY OWNED BY SBC COMMUNICATIONS INC. AND ITS SUBSIDIARIES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE REMAINING OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE AMENDED OFFER (THE "MINIMUM TENDER CONDITION"). BECAUSE THE TELMEX AFFILIATES (AS DEFINED HEREIN) OWN APPROXIMATELY 59.3% OF THE SHARES, AND THE TELMEX AFFILIATES HAVE CONFIRMED TO SBC THEIR WILLINGNESS TO TENDER THEIR SHARES, THE MINIMUM TENDER CONDITION WILL BE SATISFIED BY THEIR TENDER. SEE "SPECIAL FACTORS -- TELMEX LETTER AGREEMENT" IN THIS SUPPLEMENT. THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 8 OF THIS SUPPLEMENT TO THE OFFER TO PURCHASE.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should, as applicable, (1) complete and sign the original (blue) or revised (green) Letter of Transmittal previously distributed to stockholders or a facsimile thereof in accordance with the instructions in the revised Letter of Transmittal, including any required signature guarantees, and mail or deliver the original (blue) or revised (green) Letter of Transmittal or such facsimile with such stockholder's certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined herein), (2) follow the procedure for book-entry transfer of Shares set forth in Section 3 of the Offer to Purchase or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Managers (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Supplement to the Offer to Purchase. Requests for additional copies of this Supplement to the Offer to Purchase, the Offer to Purchase and the revised (green) Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                             ---------------------

                     THE DEALER MANAGERS FOR THE OFFER ARE:

                              GOLDMAN, SACHS & CO.

            The date of this Supplement to the Offer to Purchase is

                                October 19, 2001

                               SUMMARY TERM SHEET

     This summary highlights important and material information from this Supplement to the Offer to Purchase but is intended to be an overview only. To fully understand the offer described in this document and for a more complete description of the terms of the offer described in this document, you should read carefully this entire document along with the related Offer to Purchase, dated October 2, 2001, the appendices to the Offer to Purchase, documents incorporated by reference or otherwise referred to herein and in the Offer to Purchase and the revised (green) Letter of Transmittal. We have included section references to direct you to a more complete description of the topics contained in this summary.

     - SBC and SBC Internet, a subsidiary of SBC, have entered into a merger agreement with Prodigy pursuant to which SBC and SBC Internet have amended their offer to acquire all of the Class A Common Stock of Prodigy to increase the price in the offer to $6.60 per share. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment (including Shares tendered prior to the date of this Supplement) will receive the increased price. See the Introduction and Section 1 of this Supplement.

     - A special committee of independent directors of Prodigy, which was given the responsibility to evaluate SBC Internet's tender offer, has determined that Prodigy will recommend that you tender your shares in the amended offer. See "Special Factors -- Recommendations of the Special Committee and Prodigy's Board of Directors" in this Supplement.

     - The expiration date of the amended offer has been changed to 12:00 Midnight, New York City Time, on Thursday, November 1, 2001, unless such date is extended. See Section 1 of this Supplement.

     - The amended offer is subject to the amended conditions described in this Supplement, which are significantly more limited than the conditions contained in the original Offer to Purchase that you received. See
       Section 8 of this Supplement.

     - The Telmex Affiliates have agreed to tender all shares owned by them into the Amended Offer for $6.60 per share in cash. Because the Telmex Affiliates own approximately 59.3% of the Prodigy Class A Common Stock, the Minimum Tender Condition will be satisfied by their tender. See "Special Factors -- Telmex Letter Agreement" in this Supplement.

     - If the amended offer is completed, SBC will cause SBC Internet or another direct or indirect wholly owned subsidiary of SBC to merge with and into Prodigy. The consideration paid in a subsequent merger will be the same consideration as is paid in the amended offer. See the Introduction to this Supplement.

     - Stockholders who sell their shares in the amended offer will, if the amended offer is completed, receive cash for their shares sooner than stockholders who wait for the merger, but stockholders who tender will not be entitled to a judicial appraisal of the fair value of their shares under Delaware law, and any stockholder who does not tender its shares and who properly dissents from the merger may exercise such appraisal rights. See Section 12 of this Supplement.

                 QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER

- WHY IS SBC INTERNET AMENDING ITS TENDER OFFER?

  SBC Internet is amending its tender offer to buy your shares of Class A Common Stock to increase the offer price from $5.45 per share to $6.60 per share. This price represents a 86% premium to the closing price of your shares on September 21, 2001, the last trading day prior to public announcement of the original tender offer, and a 69% premium to the average closing price for the 2001 calendar year through September 21, 2001.

- DOES PRODIGY RECOMMEND THAT I TENDER MY SHARES IN THE AMENDED OFFER?

  Yes, based on a determination by a Special Committee of Independent Directors of Prodigy's Board of Directors, Prodigy recommends that you tender your shares in the amended offer.

- IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NOW?

  No, stockholders do not have to take any action regarding any shares previously validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and such stockholders will receive the increased price of $6.60 per share.

- HAS THE EXPIRATION DATE OF THE OFFER BEEN CHANGED?

  Yes, the expiration date of the amended offer is 12:00 Midnight, New York City Time, on Thursday, November 1, 2001.

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE AMENDED OFFER?

  If you have questions or you need assistance you should contact the Information Agent at the following address and telephone number:

     Georgeson Shareholder Communications Inc.
     17 State Street, 10th Floor
     New York, New York 10004
     Toll Free: 1-800-223-2064
     Banks and Brokers may call collect: 212-440-9800

TO THE HOLDERS OF SHARES OF CLASS A COMMON STOCK OF
PRODIGY COMMUNICATIONS CORPORATION:

INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated October 2, 2001 (the "Offer to Purchase"), of SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), pursuant to which SBC Internet is now offering to purchase all of the outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation ("Prodigy"), at the increased price of $6.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal as amended and supplemented by this supplement (this "Supplement") to the Offer to Purchase (together, the "Amended Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the revised Letter of Transmittal, transfer taxes on the purchase of Shares by SBC Internet pursuant to the Amended Offer. SBC Internet will pay all charges and expenses of Goldman, Sachs & Co. (the "Dealer Managers"), American Stock Transfer & Trust Company (the "Depositary") and Georgeson Shareholder Communications Inc. (the "Information Agent").

     A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF PRODIGY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT EACH OF THE AMENDED OFFER AND THE MERGER IS FAIR TO PRODIGY AND ITS STOCKHOLDERS (OTHER THAN THE SBC COMPANIES (AS DEFINED IN THE MERGER AGREEMENT)), AND PRODIGY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     THE AMENDED OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES WHICH, EXCLUDING THE SHARES BENEFICIALLY OWNED BY SBC AND ITS SUBSIDIARIES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE REMAINING OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE AMENDED OFFER. BECAUSE THE TELMEX AFFILIATES (AS DEFINED HEREIN) OWN APPROXIMATELY 59.3% OF THE SHARES, AND THE TELMEX AFFILIATES HAVE CONFIRMED TO SBC THEIR WILLINGNESS TO TENDER THEIR SHARES, THE MINIMUM TENDER CONDITION WILL BE SATISFIED BY THEIR TENDER. SEE "SPECIAL FACTORS -- TELMEX LETTER AGREEMENT" IN THIS SUPPLEMENT. THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 8 OF THIS SUPPLEMENT.

     Except as otherwise set forth in this Supplement and in the revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable in all respects to the Amended Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase. As used herein, the term "Original Offer" shall mean SBC's and SBC Internet's original offer to purchase Shares at $5.45 per Share pursuant to the Offer to Purchase and the related original (blue) Letter of Transmittal.

     Procedures for tendering Shares are set forth in Section 3 of this Supplement. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (green) Letter of Transmittal and the revised (gray) Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the increased offer price per Share described in this Supplement if Shares are accepted for payment and paid for by SBC Internet pursuant to the Amended Offer.

     SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE AMENDED OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $6.60 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY SBC INTERNET PURSUANT TO THE AMENDED OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 4 OF THIS SUPPLEMENT FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE AMENDED OFFER.

     PURPOSE OF THE AMENDED OFFER; THE MERGER; TELMEX AGREEMENT. The purpose of the Amended Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Prodigy. Prodigy, SBC Internet and SBC have entered into an Agreement and Plan of Merger, dated as of October 17, 2001 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to this Amended Offer from $5.45 per Share to $6.60 per Share, net to the seller in cash, (ii) the amendment and restatement of the conditions to this Amended Offer as set forth in their entirety in Section 8 of this Supplement and (iii) the merger of SBC Internet (or another direct or indirect wholly owned subsidiary of SBC) with and into Prodigy (the "Merger") as promptly as is practicable following the consummation of the Offer. In the Merger, each Share issued and outstanding immediately prior to the Merger (other than any Shares held in the treasury of Prodigy, by SBC, SBC Internet, any subsidiary of SBC, or by any wholly owned subsidiary of Prodigy and other than any Shares that are owned by stockholders exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) shall be converted into the right to receive $6.60 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share.

     Prodigy has advised SBC and SBC Internet that each member of the Board of Directors of Prodigy and each of Prodigy's executive officers intends to tender all Shares owned by such persons pursuant to the Amended Offer, except to the extent of any restrictions created by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     MINIMUM TENDER CONDITION. The Amended Offer is conditioned on, among other things, the Minimum Tender Condition being satisfied. See Section 8 of this Supplement. According to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (the "Form 10-Q"), filed by Prodigy on August 14, 2001 with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act, as of August 7, 2001, there were 70,480,750 Shares issued and outstanding. According to information provided by Prodigy to SBC there are approximately 4,196,213 Shares subject to issuance at $6.60 or less pursuant to Prodigy's stock option and incentive plans.

     Based on the foregoing, SBC Internet believes there are approximately 74,615,713 Shares outstanding on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $6.60 or less), excluding shares issued or issuable to SBC or its subsidiaries. Accordingly, SBC Internet believes that the Minimum Tender Condition would be satisfied if at least approximately 37,307,857 Shares are validly tendered prior to the Expiration Date.

     Certain persons and entities affiliated with Telefonos de Mexico (the "Telmex Affiliates") have indicated to SBC and SBC Internet that they beneficially own approximately 41,910,111 Shares. The Telmex Affiliates have entered into a letter agreement with SBC indicating their willingness to tender their Shares pursuant to the Amended Offer for $6.60 per share in cash. The tender by the Telmex Affiliates will cause satisfaction of the Minimum Tender Condition. See "Special Factors -- Telmex Letter Agreement" below.

     THIS AMENDED OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS. ANY SUCH SOLICITATION WHICH SBC OR SBC INTERNET MIGHT MAKE WILL BE MADE PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT.

     THIS SUPPLEMENT AND THE OFFER TO PURCHASE AND RELATED REVISED (GREEN) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE AMENDED OFFER.

                                SPECIAL FACTORS

FURTHER CONTACTS WITH PRODIGY

     Contacts between SBC and Prodigy prior to October 2, 2001 are described in the Offer to Purchase. The following is a description of contacts subsequent to October 2, 2001.

     On October 5, 2001, representatives of the independent directors of Prodigy selected to serve on a Special Committee of the Board of Directors of Prodigy (the "Special Committee") and representatives of SBC had a telephone conversation regarding the Offer. Participating on behalf of the Special Committee were Anthony Whittemore, Howard Lowenberg and Slaven Zimbrek of Deutsche Banc Alex. Brown Inc. Participating on behalf of SBC were Frank Connor, Matthew Darnall, Gregg Walker and Stephen Smith of Goldman, Sachs & Co. During this conversation, Mr. Whittemore outlined the process that the Special Committee intended to undertake in connection with, and in response to, the Offer and indicated that representatives of the Telmex Affiliates were observers to the Special Committee's deliberations. In addition, Mr. Whittemore outlined in a general manner some of the factors that the independent directors believed suggested that Prodigy's value might be greater than $5.45 per Share. He cited in particular improvements in Prodigy's projected EBITDA for 2001, Prodigy's guidance for projected EBITDA in 2002, the strategic value to SBC of owning all of Prodigy, as set forth in the Offer to Purchase, the value of Prodigy's tax net operating losses, the premiums paid to market price in certain comparable transactions, the greater per-subscriber valuation levels of certain comparable companies and the previous announcement of the Telmex Affiliates that they viewed the Offer as not adequately priced. Representatives of Goldman, Sachs & Co. requested more information on the EBITDA projections and the participants agreed they should speak further once representatives of the independent directors finished gathering additional information about Prodigy's business and the Offer. On October 7, a group of the same individuals spoke again regarding the status of the Special Committee's deliberations. During this call Mr. Whittemore provided additional detail regarding the sources of the enhancements in Prodigy's 2001 EBITDA forecasts.

     On October 10, 2001, Mr. Connor and Mr. Darnall of Goldman, Sachs & Co. and Mr. Whittemore of Deutsche Banc Alex. Brown Inc. spoke regarding the Offer. On this call, Mr. Whittemore indicated that he was not able to provide to SBC any guidance as to an offer price that the Special Committee would be willing to recommend to Prodigy's stockholders but observed that the Special Committee felt that there was no real imperative from a strategic, financial or liquidity standpoint for Prodigy to be acquired. Mr. Whittemore also reiterated certain items from his conversation with Goldman, Sachs & Co. on October 5 regarding the Special Committee's concerns about the valuation of Prodigy reflected in the Offer. Messrs. Connor and Darnall indicated that while they did not have authority to offer any increase in price, they thought it would be helpful for the Special Committee to provide an indication as to the price range they thought the Special Committee could support. Later that day, Mr. Whittemore reported that while the Special Committee had made no formal determination, Mr. Whittemore believed that an offer in the range of a 30% to 40% premium to Prodigy's pre-September 11, 2001 10, 30 and 60 day average trading prices would likely reduce the concerns of the Special Committee regarding the offer price.

     On October 11, 2001, Mr. Connor and Mr. Darnall of Goldman, Sachs & Co. called Mr. Whittemore of Deutsche Banc Alex. Brown to advise him that SBC might be willing to consider increasing the offer price in order to obtain the support of the Special Committee and the Telmex Affiliates, but the price range previously mentioned by Mr. Whittemore significantly exceeded the level that they believed SBC was willing to consider. Mr. Connor suggested that Goldman, Sachs & Co. could have discussions with SBC regarding an increase closer to the then current trading price for Shares (which was about $6.10), and possibly up to $6.25, but that he did not have authorization to propose that amount. Mr. Whittemore advised them that he would inform the Special Committee of these discussions and that the Special Committee intended to meet with the full Prodigy board of directors on October 15. Mr. Connor asked that Mr. Whittemore respond as soon as possible.

     On Friday, October 12, 2001, Robert McClane, a member of the Special Committee, initiated what became a series of calls with Mr. Kahan in which he sought to obtain an increase in the Offer price and Mr. Kahan sought to obtain the support of the Special Committee. Each made it clear that he was exploring possibilities and did not have authorization to make any commitments. Mr. McClane began by indicating that the Special Committee had difficulties with the $5.45 offer price and suggested a price of $7.00-7.75, a level that Mr. Kahan said he did not believe SBC would be willing to offer. Mr. Kahan suggested that he believed SBC might be willing to increase its offer to $6.00-6.25. Mr. McClane responded that, although he did not speak for the Special Committee, he believed that a price of $6.55 could get the support of the Special Committee. Mr. Kahan suggested that the gap between $6.00 and $6.55 was close enough that advisors should be instructed to work over the weekend to see if agreement could be reached. In a subsequent call, Mr. Kahan and Mr. Hoover indicated that SBC would provide a draft merger agreement to the Special Committee's counsel.

     On October 13, 2001, Messrs. Watts and Frumkin had separate conversations with Mr. Renfro, counsel for the Special Committee, in which Mr. Renfro indicated that if a mutually agreeable price could be agreed to he believed the Special Committee would be willing to recommend that Prodigy enter into a merger agreement with SBC to formalize the tender and merger process and reduce the conditions to the tender offer and provide greater assurance of completing the merger if the tender is completed. Mr. Renfro also pointed out the importance of the Telmex Affiliates in the process, both to satisfy the Minimum Tender Condition and to obtain the necessary Board and Board Committee approvals of any merger. Mr. Renfro indicated that the Special Committee was not in a position to speak for the Telmex Affiliates. Messrs. Watts and Frumkin separately acknowledged this and indicated that the support of the Telmex Affiliates was important. Mr. Connor spoke to Mr. Whittemore regarding the process and to ask that the independent directors contact the Telmex Affiliates to determine their position and Mr. Whittemore agreed to attempt to do so. Late on October 13, counsel for SBC furnished a draft merger agreement to counsel for the Special Committee.

     On October 14, 2001, counsel for the Special Committee contacted counsel for SBC and indicated that they were considering the draft but did not expect to be able to provide any response to the draft on that day. Mr. Kahan spoke to Mr. McClane and asked that he move forward to further develop the position of the Special Committee and the Telmex Affiliates as quickly as possible.

     On October 15, 2001, SBC and SBC Internet issued a press release disclosing the discussions with the Special Committee. On October 15 and October 16, Messrs. Kahan and McClane spoke several times about procedural matters relating to a possible transaction and to confirm that each side continued to move forward. Mr. Watts was on some of these calls. On October 15, 2001, counsel for Telmex contacted Mr. Watts and advised him that Telmex believed that the range reportedly under discussion with the Special Committee was too low. On the same day, Mr. Watts subsequently advised counsel for Telmex that SBC would not increase the offer unless Telmex agreed to tender or vote in favor of the Merger, SBC and the Company entered into a Merger Agreement and all litigation was settled to SBC's satisfaction.

     On October 16, 2001, Mr. McClane contacted Mr. Kahan and indicated that the Special Committee intended to meet that day, but based on information from the other members of the Special Committee and his conversations with representatives of the Telmex Affiliates, he believed that support for an agreement would require that SBC offer a price higher than $6.55. Mr. McClane suggested that Mr. Kahan consider whether SBC would be willing to propose a higher price. Mr. Kahan later communicated to Mr. McClane that SBC would not consider any increase in the offer unless the parties had negotiated a definitive merger agreement acceptable to all parties and all outstanding litigation was settled to SBC's satisfaction. Also on October 16, 2001, Mr. Watts provided counsel to the Telmex Affiliates with a proposed form of letter agreement committing Telmex to support the Amended Offer and Merger. Late on October 16, 2001, counsel for the special committee provided representatives of SBC with comments on the draft merger agreement.

     On October 17, 2001, outside counsel to SBC, representatives of SBC, counsel to the Special Committee, outside counsel to Prodigy and Mr. Iannotti of Prodigy held several telephone conferences to discuss the terms of and finalize the Merger Agreement. The negotiations centered on the desire of the Special Committee and Prodigy representatives to narrow the circumstances in which SBC could decline to proceed with the Amended Offer or the Merger or alter the terms and conditions of the Amended Offer, the inclusion of a right for the Special Committee and Board of Prodigy to change their recommendation of the Amended Offer and Merger if required by their fiduciary duties, the commitments SBC would make with respect to director and officer insurance, indemnification obligations and employee benefits matters, assuring that actions by Prodigy relating to the Merger Agreement would require approval of Special Committee and the strength of the commitment to elect SBC designees to the Prodigy board of directors after payment for Shares in the Amended Offer.

     On October 17, 2001, counsel for the Telmex Affiliates provided a revision to the Telmex Letter Agreement (as defined herein) that added additional circumstances in which the Telmex Letter Agreement would terminate and SBC generally agreed to the proposed revisions.

     On the evening of October 17, 2001, after negotiations of all documents were substantially concluded, Mr. Kahan advised Mr. McClane that SBC would be willing to increase the Offer Price to $6.60, so long as the Merger Agreement was completed, the Telmex Affiliates agreed to support the tender offer and executed the Telmex Letter Agreement and the litigation was settled to SBC's satisfaction. Thereafter, the Special Committee advised the Executive Steering Committee and full Board of the Special Committee's recommendation that Prodigy enter into the Merger Agreement and following approval and adoption by the Prodigy Board of Directors Mr. Iannotti executed the Merger Agreement on behalf of Prodigy. The Prodigy Class B Directors, elected by SBC as the owner of the share of Class B Common Stock, abstained from voting on the Merger and the two Class A Directors who are affiliates of Telmex did not participate in the meeting at which such vote was taken. The Telmex Affiliates and SBC also delivered the Telmex Letter Agreement to each other and counsel for Prodigy, and SBC entered into an agreement in principle settling the various legal actions commenced as a result of SBC's offer to purchase Prodigy. See "Special
Factors -- Telmex Letter Agreement" and Item 10 ("Certain Legal
Matters -- Stockholder Litigation").

     On October 18, 2001, SBC and Prodigy announced Prodigy's support for the Amended Offer and their entry into the Merger Agreement.

PURCHASER'S AND SBC'S POSITION REGARDING THE FAIRNESS OF THE AMENDED OFFER

     The rules of the SEC require Purchaser and SBC to express their belief as to the fairness of the Amended Offer and the Merger to Prodigy's stockholders who are not affiliated with Purchaser and SBC.

     Purchaser and SBC believe that the Amended Offer and the Merger are both financially and procedurally fair to Prodigy's stockholders who are not affiliated with Purchaser and SBC on the basis of their observations that:

     - The $6.60 cash per share Amended Offer Price and the other terms and conditions of the Merger Agreement resulted from active negotiations with the Special Committee and its representatives on the one hand, and SBC and SBC Internet and their representatives, on the other hand.

     - The Special Committee consisted of three members of the Board of Directors who are not employees or affiliates of SBC, Prodigy or the Telmex Affiliates and were appointed solely to represent the interests of Prodigy stockholders who are not affiliated with SBC.

     - The Amended Offer is conditioned upon the tender of a majority of the Shares not owned by SBC and its subsidiaries. Purchaser and SBC believe that the Prodigy stockholders are sophisticated investors capable of evaluating the fairness of the Amended Offer and an informed decision by holders of a majority of Shares provides meaningful procedural protections for Prodigy stockholders. In addition, the availability of statutory dissenters' rights provides an additional procedural protection for stockholders who choose not to tender into the Amended Offer.

     - The $6.60 per share cash consideration payable in the Amended Offer represents a 86% premium to the closing price on September 21, 2001, the last trading day prior to public announcement of the Original Offer, and a 64% premium to the average closing price for the 2001 calendar year through September 21, 2001.

     - SBC believes Prodigy's prospects are made highly uncertain by a lack of resources (including research and development), which substantially impairs Prodigy's long-term competitive position. In particular, SBC believes that the substantial resources other large, well-financed competitors plan to devote to the development of advanced broadband content and applications will vastly exceed the resources Prodigy can, on a stand-alone basis, devote to the development of such content and applications. SBC also believes that the availability of such content and applications will become increasingly important in influencing customer choice of broadband access providers and that if Prodigy is unable to offer a competitive portal product, this will result in substantially fewer subscribers and less non-subscription revenue than current expectations.

     - SBC believes that the decline in the trading price of the Shares over the last two years has reflected broader adverse market trends affecting Internet access companies, especially those that lack scale and financial resources. Because SBC does not see any basis for believing these broader adverse market trends will reverse, SBC believes the opportunity for all holders of Shares to sell their Shares for $6.60 is beneficial to such holders.

     - The Special Committee retained and was advised by its own independent financial advisor, Deutsche Banc Alex. Brown Inc. and received an opinion from them to the effect that the consideration to be received in the Amended Offer and the Merger by holders of Shares are fair from a financial point of view to such holders (other than the SBC Companies).

     - The Special Committee retained and was advised by its own independent legal counsel, Fulbright & Jaworski LLP.

     - SBC and Prodigy reached an agreement in principle with plaintiffs to settle all pending litigation, subject to court approval.

     - Messrs. Atterbury, Pickering and Roth, each of whom is an employee of the SBC Companies as well as a director of Prodigy, abstained from the vote of the Prodigy board of directors regarding the Amended Offer and adoption of the Merger Agreement. Mr. Roth is the Chief Executive and President of Prodigy.

     - SBC believes that each of the foregoing observations is applicable to all of the Prodigy stockholders who are not affiliated with Purchaser and SBC.

     This belief, however, should not be construed as a recommendation as to whether or not you should tender your Shares. Purchaser and SBC have not considered other factors, other than as stated above, regarding the fairness of the Offer to Prodigy stockholders who are not affiliated with Purchaser or SBC. In particular, Purchaser and SBC have not independently considered with respect to the fairness of the Offer:

     - book value ($3.42 per Share as of June 30, 2001), which Purchaser and SBC do not believe has any meaningful relation to the economic value of the Shares, particularly because a majority of Prodigy's assets are intangible assets. Out of approximately $648 million in total assets, $487 million of Prodigy's assets were goodwill and other net intangibles that cannot readily be monetized;

     - liquidation value, which Purchaser and SBC do not believe to be relevant because substantial value results from continuing Prodigy as a going concern and any liquidation would destroy that value. SBC believes the history of liquidations of Internet related businesses demonstrate that little value is realizable on liquidation of such businesses and SBC does not believe Prodigy has significant assets that could be liquidated;

     - the purchase price paid by Purchaser and SBC for equity interests in Prodigy because the purchases were effected in exchange for assets, rather than for cash and market conditions have changed significantly since that time; and

     - other recent firm offers for Prodigy, of which Purchaser and SBC are aware of none.

     Mr. Slim, a director of both SBC and the Telmex Affiliates, did not participate in the portion of the SBC Board of Directors meeting at which the Prodigy transaction was approved and did not vote on the proposed transaction.

PRODIGY'S POSITION REGARDING THE FAIRNESS OF THE AMENDED OFFER

     The rules of the SEC require Prodigy to express its belief as to the fairness of the Amended Offer and the Merger to Prodigy's stockholders who are not affiliated with Purchaser and SBC. Prodigy has provided its statement of belief in Amendment No. 2 to its Statement on Schedule 14D-9, dated the date hereof, and mailed to Prodigy stockholders. The Schedule 14D-9 is also filed as an exhibit to Amendment No. 3 to the Schedule TO filed by SBC and SBC Internet with the SEC on the date hereof.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND PRODIGY'S BOARD OF DIRECTORS

     On October 17, 2001, the Special Committee met with the full Prodigy Board of Directors. At this meeting, the Special Committee recommended to the full Board that Prodigy support the Amended Offer and the Board support the Merger and the Merger Agreement. On October 18, 2001, Prodigy announced that it would recommend that its stockholders tender their shares in the Amended Offer and approve the Merger Agreement and the Merger.

TELMEX LETTER AGREEMENT

     On October 3, 2001, Telefonos de Mexico, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. announced that they had informed the Special Committee that, although they did not rule out a sale of Prodigy and would be prepared to give thoughtful and measured consideration to an appropriate acquisition proposal, they believed the $5.45 price contained in SBC's offer failed adequately to take into account the company's fundamental values.

     On October 17, 2001, the Telmex Affiliates and SBC entered into a Letter Agreement (the "Telmex Letter Agreement") in which the Telmex Affiliates have confirmed to SBC their willingness to tender (and not withdraw) all Shares owned by them into the Amended Offer and to vote all Shares then owned by them in favor of the Merger and against any transaction or other action that could interfere with the timely completion of the Merger. The Telmex Affiliates have also confirmed to SBC that they will not, prior to the effective time of the Merger, in any way transfer or dispose of any Shares owned by them except by tender into the Amended Offer.

     A copy of the Telmex Letter Agreement was attached as an exhibit to Amendment No. 2 to the Schedule TO filed by SBC and SBC Internet with the SEC on October 18, 2001. This summary discussion of the Telmex Letter Agreement is qualified in its entirety by reference to the text of the Telmex Letter Agreement.

VARTEC TELECOM INC.

     On October 11, 2001, VarTec Telecom Inc. ("VarTec") announced that it would refuse to tender its Shares in the Original Offer. The company did not say in its statement how large a stake it has in Prodigy, other than to assert that it is the third-largest Prodigy stockholder. As of the date hereof, VarTec has not indicated whether or not it will tender Shares in the Amended Offer.

CERTAIN EFFECTS OF THE AMENDED OFFER

     Upon completion of the Amended Offer and the Merger, SBC will be entitled to 100% of the net book value and future earnings of Prodigy. The book value of Prodigy at June 30, 2001 was $3.42 per Share. Prodigy, in recent periods, has had negative net income, and SBC in the future would be entitled to 100% of any future losses or income. Prodigy's loss per Share for the six months ended June 30, 2001 was $(0.96) and Prodigy's loss per Share for the year ended December 31, 2001 was $(3.10). In addition, as of September 30, 2001, Prodigy had approximately $387 million in net operating loss carry forwards which SBC may, subject to certain limitations in the amount and manner of use, be able to utilize over time. See "Certain Information Concerning Prodigy" in the Offer to Purchase.

1.  TERMS OF THE AMENDED OFFER

     Pursuant to the Merger Agreement, SBC Internet has amended its offer to purchase the Shares. The price per Share to be paid pursuant to the Amended Offer has been increased from $5.45 per Share to $6.60 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Amended Offer. All stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the increased price. As of the close of business on October 18, 2001, approximately 36,058 Shares had been tendered and not withdrawn pursuant to the Original Offer.

     Upon the terms and subject to the conditions set forth in the Amended Offer (including the terms and conditions set forth in Section 8 of this Supplement and if the Amended Offer is extended or amended, the terms and conditions of such extension or amendment (the "Offer Conditions")), SBC Internet will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted by Section 4 of this Supplement. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, November 1, 2001, unless and until SBC Internet shall have extended the period for which the Amended Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Amended Offer, as so extended by SBC Internet, shall expire. The period until 12:00 Midnight, New York City time, on Thursday, November 1, 2001, as such may be extended is referred to as the "Offering Period."

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     SBC Internet will accept for payment, and will pay for, the Shares in the Amended Offer as set forth in the Offer to Purchase under the heading "Acceptance for Payment and Payment for Shares." See Section 2 of the Offer to Purchase.

3.  PROCEDURE FOR TENDERING SHARES

     Procedures for tendering Shares for the Amended Offer are set forth in the Offer to Purchase under the heading "Procedure for Tendering Shares." See
Section 3 of the Offer to Purchase. Stockholders tendering shares may use the original (blue) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (green) Letter of Transmittal distributed with this Supplement and will nevertheless receive $6.60 per Share, upon the terms and subject to the conditions of the Offer.

4.  RIGHTS OF WITHDRAWAL

     The rights of withdrawal pursuant to the Amended Offer are set forth in the Offer to Purchase under the heading "Rights of Withdrawal." See Section 4 of the Offer to Purchase.

5.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are quoted on the Nasdaq National Market under the symbol "PRGY". The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on the Nasdaq National Market based upon public sources:

                                                               SALES PRICE
                                                              -------------
                                                              HIGH     LOW
                                                              -----   -----
CALENDAR YEAR
2001:
  First Quarter.............................................  $5.22   $1.50
  Second Quarter............................................   5.81    2.00
  Third Quarter.............................................   7.25    3.25
  Fourth Quarter (through October 18, 2001).................   6.58    5.45

     On September 21, 2001, the last full trading day prior to announcement of the Offer, the reported closing price of the Shares on the Nasdaq National Market was $3.54 per Share. On October 17, 2001, the last full trading day prior to announcement of the Merger Agreement, the reported closing price of the Shares on the

Nasdaq National Market was $6.25 per Share. On October 18, 2001, the last full trading day prior to the date of this Supplement, the reported closing price of the Shares on the Nasdaq National Market was $6.56 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     To date, Prodigy has never paid a dividend on the Shares.

6.  CERTAIN INFORMATION CONCERNING PRODIGY

     On October 19, 2001, Prodigy announced its financial results for the quarter ended September 30, 2001. Prodigy reported $95.3 million in third quarter revenue, up from $91.6 million in the quarter ended June 30, 2001. Net loss for the third quarter was ($29.1 million) or ($0.41) per share compared to a net loss of ($32.4 million) or ($0.46) per share in the second quarter. Prodigy reported EBITDA of $18.3 million for the third quarter, up from $13.5 million in the second quarter.

     On October 3, 2001, Prodigy publicly announced its year-end 2001 EBITDA, revenue and subscriber projections which revised upward the projections Prodigy previously announced in the second quarter of 2001. In addition, Prodigy provided guidance for 2002 in these areas.

     The information below is taken from publicly available records and is qualified in its entirety by reference thereto. SBC, SBC Internet and their respective representatives cannot take responsibility for the accuracy or completeness thereof. In addition, the information below is not strictly historical but rather consists of "forward-looking" statements. Although the expectations reflected in such forward-looking statements may be based on reasonable assumptions, there is no assurance that such expectations will be realized. Forward-looking statements involve known and unknown risks which may cause actual results and corporate developments to differ materially from those expected.

     Prodigy revised its 2001 projections as follows:

                                                    PREVIOUS PROJECTION    NEW PROJECTION
                                                    -------------------   ----------------
EBITDA............................................     $40-42 million       $52-55 million
Net Revenue.......................................   $355-365 million     $360-370 million
Subscribers.......................................    3.4-3.7 million      3.5-3.7 million

     Prodigy provided the following guidance for 2002:

EBITDA............................................              $90-95 million
Net Revenue.......................................             $455-480 million

     Except as otherwise set forth herein or therein, the information concerning Prodigy contained in this Supplement and the Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although SBC, SBC Internet, the Information Agent and the Dealer Managers have no knowledge that would indicate that any statements contained herein or therein based on such documents and records are untrue, SBC, SBC Internet, the Information Agent and the Dealer Managers cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Prodigy to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, SBC, the Information Agent or the Dealer Managers.

     AVAILABLE INFORMATION. Prodigy is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Prodigy's directors and officers, their remuneration, stock options granted to them, the principal holders of Prodigy's securities, any material interests of such persons in transactions with Prodigy and other matters is required to be disclosed in proxy statements distributed to Prodigy's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the SEC located at the SEC address above and Citicorp

Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's Website at http://www.sec.gov.

7.  THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is included as an Exhibit to Amendment No. 3 to SBC's and SBC Internet's Schedule TO filed with the SEC on the date hereof with respect to the Amended Offer. This summary is qualified in its entirety by reference to the text of the Merger Agreement.

     THE AMENDED OFFER. Pursuant to the Merger Agreement, SBC and SBC Internet have agreed, subject to certain conditions, to amend the Original Offer (i) to increase the price per Share to be paid pursuant to the Amended Offer from $5.45 per Share to $6.60 per Share, net to the seller in cash, (ii) to amend and restate the conditions to the Original Offer as set forth in their entirety in
Section 8 of this Supplement and (iii) to provide for the Merger as promptly as is practicable following the consummation of the Offer.

     THE MERGER AGREEMENT. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Amended Offer and the receipt of any required approval by Prodigy's stockholders of the Merger Agreement, the satisfaction or waiver of certain other conditions and the filing by SBC Internet (or another direct or indirect wholly owned subsidiary of SBC) and Prodigy of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of Delaware, SBC Internet (or another direct or indirect wholly owned subsidiary of SBC) shall be merged with and into Prodigy and the separate corporate existence of SBC Internet shall thereupon cease. Upon consummation of the Merger (the "Effective Time"), each then issued and outstanding Share other than Shares owned by SBC, SBC Internet or any other direct or indirect wholly owned Subsidiary of SBC or Shares that are owned by Prodigy or any direct or indirect wholly owned Subsidiary of Prodigy and in each case not held on behalf of third parties or Shares that are owned by Stockholders exercising appraisal rights pursuant to Section 262 of the DGCL, shall be converted into the right to receive and become exchangeable for $6.60 in cash (the "Merger Consideration"). The one share of Class B Common Stock shall remain outstanding.

     VOTE REQUIRED TO APPROVE MERGER. The DGCL requires that the adoption of any plan of merger or consolidation must be approved by the holders of a majority of Prodigy's outstanding Shares if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by SBC, SBC Internet or any other direct or indirect wholly owned Subsidiary of
SBC) is required to approve the Merger. If SBC, SBC Internet or any other subsidiary of SBC acquires, through the Amended Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and SBC Internet were to accept for payment Shares tendered pursuant to the Amended Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of Prodigy.

     Under the DGCL, if SBC, SBC Internet or any other Subsidiary of SBC acquires at least 90% of the outstanding Shares, the Merger may be effected without the vote of, or notice to, Prodigy's stockholders. Therefore, if at least approximately 67,154,142 Shares (computed on a fully diluted basis) are acquired pursuant to the Amended Offer or otherwise, SBC Internet will be able to and intends to, subject to the conditions set forth in Section 8 of this Supplement, take all necessary and appropriate action to effect the Merger as a "short-form" merger without a meeting of holders of Shares.

     CONDITIONS TO THE MERGER. The respective obligations of Prodigy, SBC and SBC Internet to consummate the Merger are subject to the fulfillment or waiver of certain conditions set forth in the Merger Agreement, including (i) the purchase of Shares by SBC Internet (or another subsidiary of SBC) pursuant to the Amended Offer; (ii) the adoption of the Merger Agreement and the authorization of the Merger, in each case by the relevant holders of Shares constituting the "Company Requisite Vote" (as defined in the Merger Agreement) in accordance with applicable law and the certificate of incorporation and bylaws of Prodigy; (iii) other than the filing by SBC Internet and SBC of the Certificate of Merger, all notices, reports and other filings required to be made prior to the Effective Time by Prodigy or any of its Subsidiaries or SBC or any other SBC Company (as defined in the Merger Agreement) with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by Prodigy or any of its Subsidiaries or SBC or any other SBC Company from, any Governmental Entity (as defined in the Merger Agreement) in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions contemplated in the Merger Agreement by Prodigy, SBC and SBC Internet shall have been made or obtained (as the case may be) and (iv) no Governmental Entity of competent jurisdiction shall have enacted, proposed, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by the Merger Agreement (an "Order"), and no Governmental Entity shall have instituted any proceeding (that is still in effect or continuing on the Closing Date (as defined in the Merger Agreement)) seeking any such Order.

     TERMINATION OF THE MERGER AGREEMENT. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by stockholders of Prodigy:
(a) by the mutual written consent of Prodigy and SBC by action of their respective Boards of Directors; or (b) by action of the Board of Directors of either Prodigy or SBC if (i) SBC Internet, or any SBC Company, shall have terminated the Amended Offer without purchasing any Shares pursuant thereto; provided, in the case of termination of the Merger Agreement by SBC, such termination of the Amended Offer is not in violation of the terms of the Amended Offer, (ii) the Merger shall not have been consummated by January 31, 2002; provided, that the right to terminate the Merger Agreement pursuant to this subsection (ii) shall not be available to any party that has breached in any respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated; (iii) the Company Requisite Vote shall not have been obtained at the Stockholders Meeting (as defined in the Merger Agreement) or at any adjournment or postponement thereof; or (iv) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and nonappealable (whether before or after Company Requisite Vote has been obtained); or (c) by action of SBC if: (i) there has been a breach in any respect material in the context of the transaction of any covenant or agreement made by Prodigy in the Merger Agreement, and such breach is not curable or, if curable, is not cured within 15 days after written notice thereof is given by SBC to Prodigy or (ii) Prodigy shall have withdrawn or modified in a manner adverse to SBC or SBC Internet its recommendation of the Amended Offer, or shall have resolved to do any of the foregoing; or (d) by action of the Board of Directors of Prodigy if there has been a breach in any respect material in the context of the transaction of any covenant or agreement made by SBC or SBC Internet in the Merger Agreement and such breach is not curable or, if curable, is not cured within 15 days after written notice thereof is given by Prodigy to SBC. Prior to the Effective Time, the approval of the Special Committee shall be required to authorize any termination of the Merger Agreement by the Company.

     COVENANTS AND REPRESENTATIONS. The Merger Agreement contains certain other restrictions as to the conduct of business by Prodigy and its subsidiaries pending the Merger, including covenants restricting Prodigy's ability to take actions which change or affect the capital structure of Prodigy and representations relating to the recommendations to stockholders of Prodigy in connection with the Amended Offer and the Merger and holding the Stockholders Meeting. In addition, the Merger Agreement contains representations and warranties of each of the parties customary in transactions of this kind.

     FEES AND EXPENSES. SBC shall pay all charges and expenses, including those of the Payment Agent (as defined in the Merger Agreement), in connection with the transactions contemplated in Article V of the Merger Agreement. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the mailing of the Schedule 14D-9 (as defined in the Merger Agreement) shall be borne by Prodigy and the expenses incurred in connection with the mailing of the Amended Offer Documents (as defined in the Merger Agreement) shall be borne by SBC.

     AMENDMENT OF THE MERGER AGREEMENT. Subject to the provisions of applicable law and Section 4.6 of the Merger Agreement, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of each of the respective parties. Prior to the Effective Time, the approval of the Special Committee shall be required to authorize any amendment of the Merger Agreement.

     TREATMENT OF OPTIONS. The Merger Agreement provides that, prior to the Effective Time, Prodigy and SBC shall take such actions as may be necessary such that immediately prior to the Effective Time each Company Option (as defined in the Merger Agreement), whether or not then exercisable or vested, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash equal to the product of
(x) the total number of Shares subject to the Company Option and (y) the excess of the Merger Consideration (as defined in the Merger Agreement) over the exercise price per Share under such Company Option.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless each present and former director and officer of Prodigy (when acting in such capacity), determined as of the Effective Time, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, penalties, damages or liabilities incurred or suffered in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to and including the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Prodigy would have been permitted under Delaware law and its certificate of incorporation or bylaws in effect on the date of the Merger Agreement to indemnify such Person (as defined in the Merger Agreement) (and the Surviving Corporation (as defined in the Merger Agreement) shall also advance expenses as incurred to the fullest extent permitted under applicable law), provided, that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Delaware law and the Company's certificate of incorporation and bylaws shall be made by independent counsel selected by the Surviving Corporation. The Merger Agreement also provides that the Surviving Corporation shall maintain Prodigy's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 200% of an amount equal to the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided, however, that in lieu of maintaining Prodigy's existing D&O Insurance, the Surviving Corporation may substitute therefor policies (which may be "tail" policies) of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder; provided, further, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period, the Surviving Corporation will use its reasonable efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium; and provided, further, that the Surviving Corporation may reduce the D&O coverage limits by up to $20 million if SBC provides indemnification in the amount of any reduction on terms and conditions at least as favorable to the insureds under the D&O Insurance as is provided by the D&O Insurance. SBC has agreed to cause the Surviving Corporation to perform its obligations under the provisions of the Merger Agreement relating to indemnification and Directors' and Officers' Insurance.

     TREATMENT OF EMPLOYEE BENEFITS. The Merger Agreement provides neither Prodigy nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Compensation and Benefit Plan (as defined in the Merger Agreement). Prodigy or its Subsidiaries may amend or terminate any such benefits at any time without incurring any liability thereunder. None of the execution and delivery of the Merger Agreement by Prodigy, the performance by Prodigy of its obligations hereunder, the consummation of the Amended Offer or the other transactions contemplated by the Merger Agreement nor any other action taken or failed to be taken by Prodigy prior to the execution of the Merger Agreement will (a) limit Prodigy's right, in its sole discretion, to administer, amend or terminate any Compensation and Benefit Plan or any related trust instrument, (b) entitle any employees of Prodigy or any of its Subsidiaries to severance pay,
(c) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation, benefits or awards under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (d) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans. Prodigy has the right, in its sole discretion, to amend or terminate any Compensation and Benefit Plan or any related trust either before or after the Effective Time. Prodigy has made available to SBC, and listed on the Company Disclosure Schedule (as defined in the Merger Agreement), each employment agreement between it and any employee of Prodigy or its Subsidiaries.

     BOARD OF DIRECTORS; COMMITTEES. The Merger Agreement provides that, if requested by SBC, Prodigy will, promptly following the purchase by SBC Internet of Shares pursuant to the Amended Offer, take all actions necessary to cause persons designated by SBC to become directors of Prodigy so that the total number of such persons reflects SBC Internet's ownership percentage of Shares at such time. The adjustment shall be made pursuant to a formula stated in the Merger Agreement; provided, however, that prior to the Effective Time, Prodigy's Board of Directors shall always have at least three independent members who are members of the Special Committee and who are otherwise qualified to serve as members of a committee of disinterested directors.

8.  CERTAIN CONDITIONS OF THE AMENDED OFFER

     Pursuant to the Merger Agreement, the conditions of the Amended Offer are amended and restated in their entirety as follows:

     Notwithstanding any other provision of the Amended Offer, SBC Internet shall not be required to accept for payment or pay for any Shares, may postpone (in accordance with the Merger Agreement) the acceptance for payment of or payment for tendered Shares, and may (subject to the Merger Agreement) terminate or amend the Amended Offer as to any Shares not then accepted for payment if (i) at the expiration of the Amended Offer, the Minimum Tender Condition has not been satisfied or (ii) if on or after October 17, 2001, and at or prior to the time of acceptance for payment for any such Shares, any of the following events shall occur:

          (a) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any Governmental Entity (as defined in the Merger Agreement) on, or any other event that could reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (iv) in the case of any of the foregoing existing at the time of the commencement of the Amended Offer, a material acceleration or worsening thereof;

          (b) Prodigy shall have breached or failed to perform in any respect material in the context of the transaction any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Prodigy, or any representation or warranty of Prodigy set forth in the Merger Agreement shall have been inaccurate or incomplete when made or, except for those representations or warranties that address matters only as of a particular date, thereafter shall become inaccurate or incomplete and except for the failure of any such representations and warranties to be complete and accurate that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) or prevent or materially delay the transactions contemplated by the Merger Agreement or impair the ability of SBC, SBC Internet, Prodigy or any of their respective affiliates, following consummation of the Amended Offer or the Merger, to vote the Shares purchased by them on an equal basis with all other Shares on all matters presented to the stockholders of Prodigy to conduct any business or operations material to Prodigy in any jurisdiction where they are now being conducted;

          (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application (hereinafter, an "Action") before any court or other Governmental Entity by any Governmental Entity:
     (i) challenging the acquisition by SBC or SBC Internet of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Amended Offer or the Merger, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Amended Offer or the Merger; (ii) seeking to prohibit, or impose any material limitations on, SBC's or SBC Internet's ownership or operation of all or any portion of their or Prodigy's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel SBC or SBC Internet to dispose of or hold separate all or any portion of SBC's or SBC Internet's or Prodigy's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Amended Offer or the Merger; (iii) seeking to make the acceptance for payment, or payment for, some or all of the Shares illegal or render SBC Internet unable to, or result in a material delay in, or restrict, the ability of SBC Internet to, accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of SBC or SBC Internet effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect (as defined in the Merger Agreement) or materially adversely affect the value of the Shares to SBC or SBC Internet or the benefits expected to be derived by SBC or SBC Internet as a result of consummation of the transactions contemplated by the Amended Offer and the Merger;

          (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed or become applicable to the Amended Offer or the Merger, or any Action (as defined in the Merger Agreement) shall be instituted or pending brought by any person not on behalf of a Governmental Entity or other action shall have been taken by any court or other Governmental Entity, that has a reasonable possibility of success and would reasonably be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through
     (v) of paragraph (c) above;

          (e) a tender or exchange offer for 25% or more of the outstanding Shares shall have been commenced or publicly proposed to be made by another Person (including Prodigy or its Subsidiaries), or it shall have been publicly disclosed or SBC Internet shall have learned that any Person (including Prodigy or its Subsidiaries), shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 25% of any class or series of capital stock of Prodigy (including the Shares) (other than for bone fide arbitrage purposes and other than ownership by the Telmex Affiliates) of amounts previously reported to be owned;

          (f) any change or development shall have occurred or become known after the date of the Merger Agreement and be continuing that has had, or is reasonably likely to have, a Company Material Adverse Effect;

          (g) the Board of Directors of Prodigy (or the Special Committee) shall have amended, modified or withdrawn in a manner adverse to SBC or SBC Internet its recommendation of the Amended Offer, or the approval of the Merger Agreement or the Merger, or shall have endorsed, approved or recommended any other proposal to acquire Prodigy, or shall have resolved to do any of the foregoing; or

          (h) the Merger Agreement shall have been terminated by Prodigy or SBC or SBC Internet in accordance with its terms or SBC or SBC Internet shall have reached an agreement or understanding in writing with Prodigy providing for termination or amendment of the Amended Offer or delay in payment for the Shares;

which, in the reasonable judgment of SBC and SBC Internet with respect to each and every matter referred to above makes it inadvisable to proceed with the Amended Offer and/or with such acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of SBC and SBC Internet and may be asserted by SBC or SBC Internet regardless of the circumstances (including any action or inaction by SBC or SBC Internet) giving rise to such condition or may be waived by SBC or SBC Internet, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. Any reasonable determination by SBC and SBC Internet concerning any event described under this heading "Certain Conditions of the Amended Offer" will be final and binding upon all parties. The failure by SBC Internet at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Notwithstanding the fact that SBC Internet reserves the right to assert the occurrence of a condition following acceptance for payment but prior to payment in order to delay payment or cancel its obligation to pay for properly tendered Shares, SBC Internet will either promptly pay for such Shares or promptly return such Shares. In the event that the Amended Offer is terminated pursuant to the foregoing provisions, all tendered Shares not previously accepted for payment shall be returned to the tendering stockholder.

     A public announcement will be made of a material change in, or waiver of, such conditions, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

9.  SOURCE AND AMOUNT OF FUNDS

     As a result of the Amended Offer, SBC Internet estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by SBC Internet or SBC) pursuant to the Amended Offer and to pay related fees and expenses will increase from approximately $410 million to approximately $500 million. SBC will assure that SBC Internet will obtain these funds from cash on hand and working capital, including ordinary course intercompany borrowings from SBC affiliates.

10.  CERTAIN LEGAL MATTERS

     STOCKHOLDER LITIGATION.

     On October 17, 2001, SBC and Prodigy reached an agreement in principle with plaintiffs to settle all pending stockholder litigation in Delaware. The agreement is subject to the approval of the Delaware Court of Chancery. A copy of the memorandum of understanding between the plaintiffs and each of SBC, Prodigy and the members of Prodigy's Board of Directors is filed as an exhibit to Amendment No. 3 to the Schedule TO filed by SBC and SBC Internet with the SEC on the date hereof. This summary discussion of the memorandum of understanding is qualified in its entirety by reference to the text of the memorandum of understanding.

11.  DIVIDENDS AND DISTRIBUTIONS

     Pursuant to the Merger Agreement, Prodigy has agreed that during the term of the Merger Agreement Prodigy may not declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock.

12.  APPRAISAL RIGHTS

     Holders of Shares do not have appraisal rights as a result of the Amended Offer. If, however, the Merger is consummated, holders of Shares who do not vote in favor of the Merger or consent thereto in writing may seek appraisal as described in Section 8 and Annex D of the Offer to Purchase. SBC Internet has not made any provisions in connection with this Amended Offer to provide Prodigy stockholders access to its files or provide counsel or legal advice at its expense.

13.  MISCELLANEOUS

     SBC Internet and SBC have filed with the SEC a Tender Offer Statement on Schedule TO, and an amendment thereto, pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. Such Statement, and the amendment thereto, includes the information required by the SEC's Statement on Schedule 13E-3 relating to "going private" transactions. Such Statement, and the amendment and any further amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in Section 6 of the Offer to Purchase.

     EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED (GREEN) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE AMENDED OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

                                          SBC INTERNET COMMUNICATIONS, INC.

October 19, 2001

     Facsimile copies of the revised Letter of Transmittal will be accepted. The revised Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of Prodigy or his broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                    American Stock Transfer & Trust Company

           By Mail:                  By Overnight Courier:                 By Hand:
        59 Maiden Lane                  59 Maiden Lane                  59 Maiden Lane
          Plaza Level                     Plaza Level                     Plaza Level
      New York, NY 10038              New York, NY 10038              New York, NY 10038

          By Facsimile Transmission (For Eligible Institutions Only):

                                 (718) 234-5001

                Confirm Receipt of Facsimile by Telephone Only:

                                 (800) 937-5449
                                 (718) 921-8200

     Any questions or requests for assistance or additional copies of the Supplement to the Offer to Purchase, Offer to Purchase and the revised (green) Letter of Transmittal may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [Georgeson Logo]
                          17 STATE STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10004
                        BANKS AND BROKERS CALL COLLECT:
                                 (212) 440-9800
                           ALL OTHERS CALL TOLL-FREE:
                                 (800) 223-2064

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.
                                85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                         (212) 902-1000 (CALL COLLECT)
                        (800) 323-5678 (CALL TOLL FREE)